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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                            ------------------------

                               BRC HOLDINGS, INC.
                           (Name of Subject Company)

                            ------------------------

                               BRC HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                            ------------------------

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                  227174-10-9
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              JERROLD L. MORRISON
                     PRESIDENT AND CHIEF OPERATING OFFICER
                               BRC HOLDINGS, INC.
                      1111 W. MOCKINGBIRD LANE, SUITE 1400
                            DALLAS, TEXAS 75247-5014
                                 (214) 688-1800
            (Name, Address and Telephone Number of Person Authorized
     to Receive Notice and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                WITH COPIES TO:

            JEFFERY M. SONE, ESQ.                        CHARLES S. GILBERT, ESQ.
             ARTER & HADDEN, LLP                           JACKSON WALKER L.L.P.
        1717 MAIN STREET, SUITE 4100                    901 MAIN STREET, SUITE 6000
            DALLAS TX 75201-4605                            DALLAS, TEXAS 75202
               (214) 761-2100                                 (214) 953-6000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is BRC Holdings, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1111 W. Mockingbird Lane, Suite 1400, Dallas, Texas 75247-5014. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the Company's common stock, par value $.10 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998 (the "Schedule 14D-1") of ACS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation ("Parent") for 8,704,238 Shares.

    The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 19, 1998 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the merger (as such, the "Surviving Corporation") as a wholly owned subsidiary of Parent (the "Merger"). In the Merger, each outstanding Share (other than Shares owned by (i) Parent, the Purchaser, the Company, or any direct or indirect subsidiary of Parent or the Company or (ii) stockholders, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law) will be converted into the right to receive the per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). See Item 3(b). "Identity and Background--The Merger Agreement" located at page 3 of this Statement.

    In connection with the execution of the Merger Agreement, Parent and Purchaser entered into a Stock Tender Agreement, dated as of October 19, 1998 (the "Stock Tender Agreement"), with Kathryn Ayres Esping, individually and as a Director of the Esping Family Foundation, Inc., and as Independent Executor of the Estate of P. E. Esping, and Paul Stoffel, individually, (collectively, the "Stock Tender Parties"). The Stock Tender Parties collectively own 2,968,350 Shares (excluding 324,000 Shares issuable under presently exercisable stock options) or approximately 17.4% of the outstanding Shares on a fully diluted basis as of September 30, 1998. Pursuant to the Stock Tender Agreement, the Stock Tender Parties have agreed, so long as Parent, the Purchaser or the Company has not terminated the Merger Agreement, to tender validly pursuant to the Offer, and not withdraw, all Shares which are owned of record by them prior to the Expiration Date (as defined herein). The obligations of the Stock Tender Parties under the Stock Tender Agreement are several and not joint. The Stock Tender Agreement is more fully described in Item 3(b). "Identity and Background--Potential or Actual Conflicts of Interest--Stock Tender Agreement," located at page 12 of this Statement.

    The Merger Agreement provides that effective upon purchase and payment for the Shares by the Purchaser, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors (the "Board") that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares owned by the Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding on a fully diluted basis, and the Company shall take all action necessary to cause the Purchaser's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors. See Item 3(b). "Identity and Background--The Merger Agreement--Board of Directors," located at page 6 of this Statement.

    The Schedule 14D-1 states that the principal executive offices of ACS and the Purchaser are located at 2828 North Haskell, Dallas, Texas 75204.

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ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Parent, the Purchaser or their affiliates, or actions or events with respect to any of them, was provided by Parent, and the Company takes no responsibility for such information.

    (b) Each material contract agreement, arrangement or understanding and any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, its executive officers, directors or affiliates is set forth herein or in the Information Statement Pursuant to Section 14(f) of the Securities Exchange Act and Rule 14f-1 thereunder dated October 23, 1998 attached hereto as Annex B and incorporated herein by reference in its entirety (the "Information Statement"). Specifically, the Company has entered into (1) Transition Compensation Agreements with each of Jerrold L. Morrison, Harvey V. Braswell, Thomas E. Kiraly and Bernard J. Owens, which are attached as Exhibits 2, 3, 4, and 5, respectively, hereto and are summarized below and incorporated herein by reference in their entirety (the "Transition Agreements") and (2) an Agreement with Paul T. Stoffel, dated as of October 18, 1998, which is attached hereto as
Exhibit 6 and summarized below and incorporated herein by reference in its entirety. Contemporaneously with the execution of the Merger Agreement, two stockholders of the Company entered into the Stock Tender Agreement, which is attached hereto as Exhibit 7 and summarized below and incorporated herein by reference in its entirety. In addition, the officers and directors of the Company are the beneficiaries of certain provisions of the Company's Certificate of Incorporation and bylaws, and statutory provisions under the Delaware General Corporation Law relating to indemnification of officers and directors.

THE MERGER AGREEMENT

    The following summarizes certain portions of the Merger Agreement, which relate to arrangements among the Company, Parent, the Purchaser and the Company's executive officers and directors. The summary of the Merger Agreement provided below is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 to this Statement and is incorporated herein by reference and should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the making of the Offer by the Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Item 3(b). "Identity and Background--Certain Conditions to the Offer" located at page 10 of this Statement. The Purchaser has agreed that, without the written consent of the Company, no change in the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the amount of Shares sought in the Offer or which imposes conditions to the Offer in addition to the Minimum Condition and those conditions described in Item 3(b). "Identity and Background--Certain Conditions to the Offer" located at page 10 of this Statement.

    THE MERGER. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the stockholders of the Company and the satisfaction or waiver of the other conditions to the Merger, the Purchaser will be merged with and into the Company. The Merger shall become effective at such time as a certificate of merger or certificate of ownership and merger is filed with the Delaware Secretary of State or at such later time as is specified in such certificate of merger (the "Effective Time"). As a result of the Merger, all of the properties, rights, privileges and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

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    At the Effective Time, (i) each issued and outstanding Share owned or held by Parent, the Purchaser, the Company or any direct or indirect subsidiary of Parent or the Company shall be canceled, and no payment shall be made with respect thereto; (ii) each share of common stock of the Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) above and except for Shares held by any holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares ("Dissenting Shares") in accordance with Section 262 of the Delaware General Corporation Law (the "DGCL"), be converted into the right to receive $19.00 in cash or any higher price per Share that may be paid pursuant to the Offer, without interest, less any required withholding taxes.

    The Merger Agreement provides that the certificate of incorporation of the Company and the bylaws of the Purchaser at the Effective Time will be the certificate of incorporation of the Surviving Corporation. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

    RECOMMENDATION. The Merger Agreement states that the Board has (i) determined that the Offer and the Merger, taken together, are fair to the holders of the Shares as well as fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the Company's stockholders.

    INTERIM AGREEMENTS OF PARENT, THE PURCHASER AND THE COMPANY. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company and its subsidiaries will each conduct its operations according to its ordinary and usual course of business consistent with past practice; that neither the Company nor any of its subsidiaries will intentionally take or willfully omit to take any actions that results in or could reasonably be expected to result in, a Company Material Adverse Effect (as defined in the Merger Agreement); that the Company will use its reasonable best efforts to preserve intact the business organization of the Company and each of its subsidiaries, to keep available the services of its and their present officers and key employees and consultants, and to maintain satisfactory relationships with customers, agents, suppliers, and other persons having business relationships with the Company or its subsidiaries. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, and except as otherwise expressly provided in the Merger Agreement, neither the Company nor any of its subsidiaries will (a) issue, sell, or dispose of additional shares of capital stock of any class (including the Shares) of the Company or any of its subsidiaries, or securities convertible into or exchangeable for any such shares or securities, or any rights, warrants, or options to acquire any such shares or securities, other than Shares issued upon exercise of options disclosed pursuant to the Merger Agreement, in each case in accordance with the terms so disclosed; (b) redeem, purchase, or otherwise acquire, or propose to redeem, purchase, or otherwise acquire, any of its outstanding capital stock, or other securities of the Company or any of its subsidiaries; (c) split, combine, subdivide, or reclassify any of its capital stock or declare, set aside, make, or pay any dividend or distribution on any shares of its capital stock; (d) sell, pledge, dispose of, or encumber any of its assets, except for sales, pledges, dispositions, or encumbrances in the ordinary course of business consistent with past practices; (e) incur or modify any indebtedness or issue or sell any debt securities, or assume, guarantee, endorse, or otherwise as an accommodation become absolutely or contingently responsible for obligations of any other person, or make any loans or advances, other than in the ordinary course of business consistent with past practices;
(f) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds, or other arrangements for the benefit or welfare of any director, officer, or employee, or (except for normal increases in the ordinary course of business that

                                       4
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are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) increase in any manner the compensation or fringe benefits of any director, officer, or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting or vesting of stock options or stock appreciation rights) or take any action or grant any benefit not expressly required under the terms of any existing agreements, trusts, plans, funds, or other such arrangements or enter into any contract, agreement, commitment, or arrangement to do any of the foregoing or make or agree to make any payments to any directors, officers, agents, contractors, or employees relating to a change or potential change in control of the Company; (g) acquire by merger, consolidation, or acquisition of stock or assets any corporation, partnership, or other business organization or division or make any investment either by purchase of stock or securities, contributions to capital (other than to wholly owned subsidiaries), property transfer, or purchase of any material amount of property or assets, in any other person; (h) adopt any amendments to their respective charters or bylaws or equivalent organizational documents, except as required by the Merger Agreement; (i) take any action other than in the ordinary course of business and consistent with past practices, to pay, discharge, settle, or satisfy any claim, liability, or obligation (absolute or contingent, accrued or unaccrued, asserted or unasserted, or otherwise); (j) change any method of accounting or accounting practice used by the Company or any of its subsidiaries, except for any change required by reason of a concurrent change in generally accepted accounting principles; (k) revalue in any respect any of its assets, including, without limitation, writing down the value of its portfolio or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices; (l) authorize any new capital expenditure; (m) make any tax election, settle or compromise any federal, state, or local tax liability or consent to the extension of time for the assessment or collection of any federal, state, or local tax; (n) settle or compromise any pending or threatened suit, action, or claim material to the Company and its subsidiaries taken as a whole or relevant to the transactions contemplated by this Agreement; (o) enter into any agreement, arrangement, or understanding to do any of the foregoing actions; or (p) voluntarily take any action or willfully omit to take any action that could make any representation or warranty of the Company in the Merger Agreement untrue or incorrect in any material respect at any time, including as of the date of the Merger Agreement and as of the time of consummation of the Offer and the Effective Time, as if made as of such time.

    CONFIDENTIALITY. Pursuant to the Merger Agreement, Parent and the Purchaser will each hold and will each cause its consultants and advisors to hold in confidence, unless compelled to disclose by judicial or administrative process or, in the written opinion of its legal counsel, by other requirements of law, all documents and information concerning the Company and its subsidiaries furnished to Parent or the Purchaser in connection with the transactions contemplated by the Merger Agreement (except to the extent that such information can be shown to have been (i) previously known by Parent or the Purchaser from sources other than the Company, or its directors, officers, representatives or affiliates, (ii) in the public domain through no fault of Parent or the Purchaser, or (iii) later lawfully acquired by Parent or the Purchaser from other sources who are not known by Parent or the Purchaser to be bound by a confidentiality agreement or otherwise prohibited from transmitting the information to Parent or the Purchaser by a contractual, legal or fiduciary obligation) and will not release or disclose such information to any other person, except its auditors, attorneys, financial advisors and other consultants and advisors in connection with the Merger Agreement and the transactions contemplated thereby. Parent and the Purchaser will each be deemed to have satisfied its obligation to hold such information confidential if it exercises the same care as it takes to preserve confidentiality for its own similar information.

    NONSOLICITATION. The Merger Agreement provides that the Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its subsidiaries, solicit or encourage (including by way of furnishing information) the initiation of any inquiries or proposals (each an "Acquisition Proposal") regarding a Third Party Acquisition (as defined below). Provided that nothing in the Merger Agreement shall prevent the Board if it determines in good faith, after consultation with, and the receipt of advice from, outside counsel, that it is required to do so in order to discharge

                                       5
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properly its fiduciary duties, from considering, negotiating, approving and recommending to the stockholders of the Company an unsolicited bona fide written Acquisition Proposal that the Board determines in good faith (after consultation with its financial advisors and legal counsel) would result in a transaction more favorable to the Company's stockholders than the transaction contemplated by the Merger Agreement (any Acquisition Proposal meeting such criterion, being referred to as a "Superior Proposal"). Provided further that nothing in the Merger Agreement shall prohibit the Company from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to any other tender offers. The Company must promptly, but in no event later than 24 hours, notify Parent after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent has to be made orally and in writing and must indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. If the Board receives a request for material nonpublic information by a party who makes an unsolicited bona fide Acquisition Proposal and the Board determines that such proposal, if consummated pursuant to its terms would be a Superior Proposal, then the Company may, subject to the execution of a confidentiality agreement substantially similar to that then in effect between the Company and Parent, provide such party with access to information regarding the Company. The Merger Agreement requires that the Company immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Parent and the Purchaser) conducted before the date of the Merger Agreement with respect to any Acquisition Proposal, and the Company agreed not to release any third party from any confidentiality or standstill agreement to which the Company is a party. The Company also agreed to ensure that the officers, directors and employees of the Company and its subsidiaries and any investment banker or other advisor or representative retained by the Company are aware of these restrictions; and be responsible for any breach of this restriction by such bankers, advisors and representatives.

    ACCESS TO INFORMATION. Between the date hereof and the Effective Time, the Company will give Parent and the Purchaser and their authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries, will permit Parent and the Purchaser to make such inspections as Parent and the Purchaser may reasonably require and will cause the Company's officers and those of its subsidiaries to furnish Parent and the Purchaser with such financial and operating data and other information with respect to the business and properties of the Company and any of its subsidiaries as Parent or the Purchaser may from time to time reasonably request.

    BOARD OF DIRECTORS. The Merger Agreement provides that effective upon purchase and payment for any tendered Shares by the Purchaser, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares owned by the Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding on a fully diluted basis, and the Company shall take all action necessary to cause the Purchaser's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors. Notwithstanding the foregoing, the Company has the right to have at least two of the current members of the Board remain members of the Board until the Effective Time.

    STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held for the purposes of voting on the approval and adoption of the Merger Agreement and the Merger. The Merger Agreement provides that the Company and Parent will cooperate and use all reasonable efforts to prepare, and the Company and Parent will file with the SEC, as soon as reasonably practical after completion of the Offer, a proxy statement or information statement relating to the Company Stockholder Meeting, if required (the "Proxy

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Statement"). The Company has agreed, subject to the fiduciary duties of its
Board of Directors, to use all reasonable efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby. Parent has agreed to vote and to cause its affiliates (including, without limitation, the Purchaser) to vote all Shares owned by them in favor of adoption of the Merger Agreement.

    INDEMNIFICATION AND INSURANCE. Parent, the Purchaser and the Company have each agreed that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of the Company and its subsidiaries as provided in their respective charters or bylaws or other contracts scheduled in the Merger Agreement shall, to the extent such rights are in accordance with applicable law, survive the Merger and stay in effect in accordance with their respective terms.

    The Merger Agreement also provides that the Surviving Corporation shall, until the third anniversary of the Effective Time, cause to be maintained in effect policies of directors' and officers' liability insurance for director and officers of the Company on terms no less favorable than the existing coverage maintained by the Company as of the date of the Merger Agreement, in each case including for claims arising from facts or events that occurred at or before the consummation of the Offer; provided, however, that the Surviving Corporation shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of 200% of the current annual premium paid by the Company for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

    BEST EFFORTS. The Merger Agreement provides that the Company, the Purchaser and Parent will each use all reasonable best efforts to consummate the transactions contemplated by the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations by the Company as to corporate power and authority to execute, deliver and consummate the Merger Agreement, undisclosed liabilities, certain changes or events concerning its businesses, compliance with applicable law, employee benefit plans, litigation, environmental liabilities, intellectual property rights and material contracts.

    CONDITIONS TO THE MERGER. The obligations of each of Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction of certain conditions, including: (a) the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company by the requisite vote or consent in accordance with the charter and bylaws of the Company and with applicable law; (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any U.S. court or U.S. governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger or which imposes any material limitation on the ability of Parent or the Purchaser to exercise rights of ownership of the Shares provided that the parties will use their respective reasonable best efforts to have any such injunction, decree or order lifted; (c) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired and all required filings, consents, approvals, permits and authorizations with or for governmental authorities have been made or obtained (without what the Purchaser deems to be a materially burdensome condition); and
(d) the Purchaser shall have purchased tendered Shares pursuant to the Offer.

    TERMINATION. The Merger Agreement may be terminated: (a) by mutual written consent of Parent, the Purchaser and the Company; (b) by Parent and the Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by Parent and the Purchaser if due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions set forth in Item 3(b). "Identity and Background--Certain Conditions to the Offer," the Purchaser shall have (i) failed to commence the Offer within five days following the initial

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public announcement of the Offer, (ii) terminated the Offer or (iii) failed to pay for tendered Shares pursuant to the Offer; (d) by the Company if (i) there shall not have been a breach of any material representation, warranty, covenant or agreement on the part of the Company and the Purchaser shall have (A) failed to commence the Offer within five days following the initial public announcement of the Offer, (B) terminated the Offer or (C) by January 31, 1999 (provided, however, that any termination pursuant to this clause C must be made by irrevocable written notice delivered to the Purchaser and Parent by noon, Dallas time, on January 31, 1999), or (ii) prior to the purchase of tendered Shares pursuant to the Offer, a person or group shall have made a bona fide offer that the Board by a majority vote determines in its good faith judgment and in the exercise of its fiduciary duties, after consultation with its financial advisors and based as to legal matters on the written opinion of legal counsel, is obligated by its fiduciary duties under applicable law to terminate the Merger Agreement, provided that such termination under this clause (ii) shall not be effective until payment of the Termination Fee (as defined below); (e) by Parent and the Purchaser prior to the purchase of tendered Shares pursuant to the Offer if (i) there shall have been a breach (not cured or curable within certain time limits) of any representation or warranty on the part of the Company having a Company Material Adverse Effect or materially adversely affecting (or materially delaying) the consummation of the Offer, (ii) there shall have been a breach (not cured or curable within certain time limits) of any covenant or agreement on the part of the Company resulting in a Company Material Adverse Effect or materially adversely affecting (or materially delaying) the consummation of the Offer, (iii) the Company shall engage in negotiations with any entity or group (other than Parent or the Purchaser) that has proposed a Third Party Acquisition (with certain exceptions), (iv) the Company enters into an agreement, letter of intent or arrangement with respect to a Third Party Acquisition, (v) the Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer, or shall have adopted any resolution to effect any of the foregoing or
(vi) the Minimum Condition shall not have been satisfied by the expiration date of the Offer and (A) on such date an entity or group (other than Parent or the Purchaser) shall have made and not withdrawn a proposal with respect to a Third Party Acquisition or (B) any person or group (including the Company or any of its affiliates other than Parent or the Purchaser) has become the beneficial owner of 19.9% (except in bona fide arbitrage transactions) or more of the Shares; or (f) by the Company if (i) there shall have been a breach (not cured or curable with certain time limits) of any representation or warranty on the part of Parent or the Purchaser which materially adversely affects (or materially delays) the consummation of the Offer or (ii) there shall have been a material breach (not cured or curable with certain time limits) of any covenant or agreement on the part of Parent or the Purchaser and which materially adversely affects (or materially delays) the consummation of the Offer.

    TERMINATION FEE. Pursuant to the Merger Agreement, in the event Parent and the Purchaser terminate the Merger Agreement pursuant to clause (e)(i) through
(v) of the preceding paragraph or the Company terminates the Merger Agreement pursuant to clause (d)(ii) or (d)(i)(C) of the preceding paragraph, then the Company shall pay to Parent, the Purchaser and their affiliates all out-of-pocket fees and expenses actually incurred in connection with the Offer and Merger and the proposed consummation of all the transactions contemplated by the Merger Agreement not in excess of $3,000,000. If, (i) Parent and the Purchaser terminate the Merger Agreement pursuant to clause (e)(i) through (v) of the preceding paragraph or if the Company terminates the Merger Agreement pursuant to (d)(i)(C) of the preceding paragraph and, within four months thereafter the Company enters into an agreement, letter of intent or arrangement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs (or within nine months after such termination if the Third Party Acquisition that occurs or with respect to which an agreement, letter of intent or binding arrangement has been entered into is or is reasonably expected to be a transaction more favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement); or (ii) the Company terminates the Merger Agreement pursuant to clause (d)(ii) of the preceding paragraph, then the Company shall pay to Parent and the Purchaser, within one business day following the execution and delivery of such agreement or letter of intent or entering into such arrangement or such occurrence, as the case may be, or simultaneously with such termination pursuant to clause (d)(ii) of the preceding paragraph, a fee, in cash, of $10,000,000 plus all out-of-pocket fees and expenses incurred by Parent and the Purchaser in connection with the Offer and Merger and the proposed consummation of all the transactions contemplated by the Merger Agreement, not in excess of $3,000,000.

    "Third Party Acquisition" means the occurrence of any of the following events (i) the acquisition of the Company by merger or otherwise by any person or entity other than Parent, the Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by Third Party of more than 19.9% of the total assets of the Company and its subsidiaries, taken as a whole; (iii) the acquisition by Third Party of 19.9% or more of the outstanding Shares that results in a change of control of the Company; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the acquisition by the Company or any of its subsidiaries of more than 19.9% of the outstanding Shares.

    Pursuant to the Merger Agreement, in the event of the termination and abandonment of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than certain provisions of the Merger Agreement relating to the termination fee, expenses of the parties and confidentiality of information, provided, that any party will not be relieved from liability for any breach of the Merger Agreement.

    COSTS AND EXPENSES. Except as discussed above, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

    APPRAISAL RIGHTS. Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

    If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses the right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of his demand for appraisal and acceptance of the Merger.

    FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

    GOING PRIVATE TRANSACTIONS. The Merger will have to comply with any applicable Federal law operative at the time of its consummation. Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. The Company does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to minority stockholders be filed with the Commission and disclosed to minority stockholders prior to consummation of the Merger.

    DIVIDENDS AND DISTRIBUTIONS. If on or after the date of the Merger Agreement, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) issue or sell any additional securities of the Company or otherwise cause an increase in the number of outstanding securities of the Company (except for Shares issuable upon the exercise of employee stock options outstanding on the date of the Merger Agreement) or (iii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares, then, without prejudice to the Purchaser's rights described in Item 3(b). "Identity and Background--Certain Conditions of the Offer," the Purchaser in its sole discretion, subject to the terms of the Merger Agreement, may make such adjustments as it deems appropriate in the purchase price and other terms of the Offer.

    If, on or after the date of the Merger Agreement, the Company should declare or pay any dividend on the Shares or make any distribution (including, without limitation, cash dividends, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of the Purchaser or its nominee or transferee on the Company's stock transfer records of the tendered Shares purchased pursuant to the Offer, then, without prejudice to the Purchaser's rights described in Item 3(b). "Identity and Background--Certain Conditions of the Offer," any such dividend, distribution or right to be received by the tendering stockholders will be received and held by the tendering stockholder at the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

    Pursuant to the terms of the Merger Agreement, the Company is prohibited from taking any of the actions described in the two preceding paragraphs and nothing herein shall constitute a waiver by the Purchaser or Parent of any of their rights under the Merger Agreement or a limitation of remedies available to the Purchaser or Parent for any breach of the Merger Agreement, including termination thereof.

CERTAIN CONDITIONS OF THE OFFER

    Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) relating to the obligation of the Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer) to pay for tendered Shares, or may terminate or amend the Offer as provided in the Agreement, or may postpone the acceptance for payment of, or payment for, Shares (whether or not any other Shares have been accepted for payment or paid for pursuant to the Offer) if prior to the expiration of the Offer (i) the Minimum Condition has not been satisfied; (ii) the waiting period under the HSR Act has not expired or been terminated with respect to purchase of the Shares; or (iii) if at any time on or after the date of the Merger Agreement, and at any time before the time of acceptance for payment of any such Shares, any of the following occurs:

        (a) any of the representations or warranties of the Company contained in the Merger Agreement is not true and correct at and as of any date prior to the expiration date of the Offer as if made at and as of such time, except for (i) failures (other than with regard to the Company's investment MatriDigm) to be true and correct as are not, individually or in the aggregate, reasonably expected to result in a Company Material Adverse Effect; or (ii) failures to comply as are capable of being and are cured prior to the earlier of (A) 10 days after written notice from the Purchaser to the Company of such failure or (B) two business days prior to the expiration date of the Offer;

        (b) the Company has failed to comply with any of its obligations under the Merger Agreement, except for (i) failures to so comply as are not, individually or in the aggregate, reasonably expected to result in a Company Material Adverse Effect; and (ii) failures to comply as are capable of being and are cured prior to the earlier of (A) 10 days after written notice from the Purchaser to the Company of such failure or (B) two business days prior to the expiration date of the Offer;

        (c) the Board of Directors of the Company has withdrawn or modified in any respect adverse to Parent or the Purchaser its recommendation of the Offer or taken any position inconsistent with such, recommendation;

        (d) the Merger Agreement has been terminated in accordance with its terms;

        (e) the Company has reached an agreement with Parent or the Purchaser that the Offer or the Merger be terminated or amended;

        (f) any state, federal, or foreign government or governmental authority has taken any action, or proposed, sought, promulgated, or enacted, or any state, federal, or foreign government or governmental authority or court has entered, enforced, or deemed applicable to the Offer or the Merger, any statute, rule, regulation, judgment, order, or injunction that is reasonably likely to (i) make the acceptance for payment of, the payment for, or the purchase of, some or all of the Shares illegal or otherwise restrict, materially delay, prohibit consummation of, or make materially more costly, the Offer or the Merger, (ii) result in a material delay in or restrict the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares in the Offer or the Merger, (iii) require the divestiture by Parent, the Purchaser, or the Company or any of their respective subsidiaries or affiliates of all or any material portion of the business, assets, or property of any of them or any Shares, or impose any material limitation on the ability of any of them to conduct their business and own such assets, properties, and Shares, (iv) impose material limitations on the ability of Parent or the Purchaser to acquire or hold or to exercise effectively all rights of ownership of the Shares, including the right to vote any Shares acquired by either of them on all matters properly presented to the stockholders of the Company or (v) impose any limitations on the ability of Parent, the Purchaser, or any of their respective subsidiaries or affiliates effectively to control in any material respect the business or operations of the Company, Parent, the Purchaser, or any of their respective subsidiaries or affiliates;

        (g) any change (or any condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses or franchises results of operations, or prospects of the Company or any of its subsidiaries, that is reasonably expected to result in a Company Material Adverse Effect;

        (h) there has occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market or quotations for shares traded thereon as reported by the Nasdaq or otherwise, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States other than as a participant in police actions sponsored by international organizations, (iv) any limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other financial institutions, (v) after the date of the Merger Agreement, an aggregate decline of at least 25% in the Dow Jones Industrial Average or Standard & Poor's 500 Index or a decline in either such index of 12 1/2% in any 24-hour period, or (vi) in the case of any of the occurrences referred to in clauses (i) through (iv) existing at the time of the commencement of the Offer, in the reasonable judgment of the Purchaser, a material acceleration or worsening thereof;

        (i) any person or group other than Parent or the Purchaser and their affiliates has entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation, or other business combination or acquisition with or involving the Company or any of its subsidiaries; or

        (j) any material approval, permit, authorization, consent, or waiting period of any domestic or foreign, governmental, administrative, or regulatory entity (federal, state, local, provincial or otherwise) has not been obtained or satisfied on terms satisfactory to the Purchaser in its sole discretion;

that, in the good faith judgment of the Purchaser, makes it inadvisable to proceed with the Offer or with such acceptance for payment of, or payment for, the tendered Shares or to proceed with the Merger.

    The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

POTENTIAL OR ACTUAL CONFLICTS OF INTEREST

    TRANSITION COMPENSATION AGREEMENTS. Pursuant to Transition Compensation Agreements, dated October 9, 1998, between the Company and Harvey V. Braswell, Jerrold L. Morrison and Bernard J. Owens, respectively, the Company agreed with each of these executives to pay transitional compensation upon a termination (other than a voluntary termination) of such executive within 18 months of a change in control (as defined, which would include the consummation of the Offer) equal to such executive's average salary and cash bonuses received during the twelve months preceding the change in control. Such agreements also require the Company to maintain the level of indemnification provided prior to the change in control to such executives under the Company's Certificate of Incorporation, bylaws, and any agreement with such executives and under applicable law.

    Pursuant to a Transition Compensation Agreement, dated October 9, 1998, between Thomas E. Kiraly and the Company, the Company agreed to pay Mr. Kiraly a retention bonus of $150,000 in the event Mr. Kiraly continues to be employed by the Company 6 months following a change in control (as defined, which would include the consummation of the Offer) or in the event his employment is involuntarily terminated during that period. In addition, in the event Mr. Kiraly's employment is terminated (other than a voluntary termination) prior to 18 months following a change in control, Mr. Kiraly is entitled to receive $150,000 in severance. Such agreement also requires the Company to maintain the level of indemnification provided prior to the change in control to such executive under the Company's Certificate of Incorporation, bylaws, and any agreement with such executive and under applicable law.

    STOCK TENDER AGREEMENT. The following is a summary of certain provisions of the Stock Tender Agreement (the "Stock Tender Agreement"), dated as of October 19, 1998 among Purchaser and Parent on one hand and each of Kathryn Ayres Esping , individually and as Independent Executor of the Estate of P.E. Esping and as Director of the Esping Family Foundation, and Paul T. Stoffel, individually, on the other (Ms. Esping and Mr. Stoffel are referred to collectively as the "Stock Tender Parties") which is filed as Exhibit 7 hereto and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stock Tender Agreement.

    Pursuant to the Stock Tender Agreement, so long as Parent and Purchaser or the Company has not terminated the Merger Agreement, the Stock Tender Parties have agreed to validly tender (and not thereafter withdraw) the Shares owned by them pursuant to and in accordance with the terms of the Offer. The Stock Tender Parties collectively own a total of 2,968,350 Shares (excluding 324,000 Shares issuable under presently exercisable stock options), representing approximately 17.4% of the outstanding shares of Common Stock on a fully diluted basis as of September 30, 1998.

    In connection with the Stock Tender Agreement, the Stock Tender Parties have made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares, (ii) the Stock Tender Parties' authority to enter into and perform their respective obligations under the Stock Tender Agreement, (iii) the ability of the Stock Tender Parties to enter into the Stock Tender Agreement without violating other agreements to which they are a party,
(iv) the absence of liens and encumbrances on and in respect of the Stock Tender Parties' Shares and (v) restrictions on the transfer of the Stock Tender Parties' Shares. The obligations of the Stock Tender Parties under the Stock Tender Agreements are several and not joint.

    STOCK OPTIONS. The vesting provisions of each stock option granted to the Company's directors and executive officers provides for acceleration upon a change in control of the Company. The consummation of the Offer will, for the purposes of each of these stock options, constitute a change in control. The following schedule sets forth the number of shares of the Company subject to issuance under each outstanding option granted to the directors and executive officers of the Company:

DIRECTORS AND/OR EXECUTIVE OFFICERS                                        OUTSTANDING OPTIONS
-------------------------------------------------------------------------  -------------------
L. D. Brinkman...........................................................           60,000
Robert E. Masterson......................................................           60,000
David H. Monnich.........................................................           60,000
Paul T. Stoffel..........................................................           60,000
Jerrold L. Morrison......................................................          390,000
Harvey Braswell..........................................................          150,000
William J. Fosick........................................................           66,000
Thomas E. Kiraly.........................................................          210,000
Bernard J. Owens.........................................................          214,000

    STOFFEL AGREEMENT. Pursuant to an Agreement (the "Stoffel Agreement") dated October 18, 1998, the Company agreed to pay Paul T. Stoffel, the Chairman of the Board of the Company, an amount equal to $1,300,000 within two business days of the consummation of any transaction occurring prior to December 31, 2000 pursuant to which (i) any person or entity unaffiliated with the Company acquires at least a majority of the outstanding shares of Common Stock; (ii) a merger, consolidation or other business combination of the Company with any person or entity unaffiliated with the Company as of October 18, 1998 occurs or
(iii) any person or entity unaffiliated with the Company as of October 18, 1998 acquires not less than a majority of the assets of the Company. The Board authorized the execution and delivery of this agreement with Mr. Stoffel by a unanimous vote of the members of the Board, other than Mr. Stoffel, during a portion of a meeting of the Board on October 18, 1998 at which Mr. Stoffel was not present. In connection with its agreement with Mr. Stoffel, the Company has also agreed to indemnify Mr. Stoffel against certain expenses and liabilities arising in connection with such agreement, including liabilities arising under the Federal securities laws.

ITEM 4.  THE SOLICITATION AND OR RECOMMENDATION.

    (a)  NATURE OF THE RECOMMENDATION.

    At various times over the past few years, senior executives of Parent and senior executives of the Company have had discussions regarding Parent's interest in exploring a possible business combination with the Company. In addition, from time to time in the past, representatives of the Company, including Paul Stoffel and the late P. E. Esping, the former Chairman and Chief Executive Officer of the Company, contacted or were contacted by third parties and engaged in general, but limited, discussions regarding the possibility of a material business transaction involving the Company or a substantial portion of its assets. In some of these cases the Company entered into customary confidentiality and nondisclosure agreements with these third parties and provided some nonpublic information regarding the Company, its assets, financial condition and prospects. None of these discussions led to a proposal regarding the price, terms and structure of a transaction including the Shares.

    During the period of July and August 1996, Parent and the Company discussed the possibility of a business combination. These discussions were terminated in September 1996, prior to any discussions regarding price or structure.

    No further discussions occurred between the parties until May 1998 when Paul Stoffel, Chairman of the Board of the Company, contacted Jeffrey A. Rich, President and Chief Operating Officer of Parent regarding a possible meeting between the parties. Subsequently, Messrs. Stoffel and Rich met at Parent's offices where Messrs. Rich and Stoffel discussed the Company's business and the possibility of entering into a business combination. At the conclusion of the meeting, Mr. Stoffel suggested that Mr. Rich meet with Perry E. Esping, then Chairman and Chief Executive Officer of the Company.

    In late May 1998, Messrs. Esping, Stoffel and Rich met at Parent's offices. During the meeting, Mr. Esping discussed the Company's business and operations. Although no specific terms of a business combination were discussed during this meeting, it was agreed that Parent and the Company would enter into a Non-Disclosure Agreement and that the Company would provide Parent with various financial information regarding the Company.

    On June 15, 1998, Parent and the Company executed a Non-Disclosure Agreement. On June 17, 1998, Mr. Stoffel, Thomas E. Kiraly, Chief Financial Officer of the Company, and several representatives of Parent met at Parent's offices to review and discuss the Company's business and financial information.

    During the period of July and August 1996, Parent and the Company discussed the possibility of a business combination. These discussions were terminated in September 1996 prior to any discussion regarding price or structure.

    Over the next few weeks, Messrs. Rich and Stoffel had various telephone discussions regarding a possible business combination between Parent and the Company. During these conversations. Messrs. Rich and Stoffel generally discussed the continuing financial performance of the Company, management of the Company and various potential structures for a transaction.

    On July 6, 1998, representatives of Parent met with representatives of the Company, including several of the Company's operating managers to initiate due diligence. On July 9, 1998, Messrs. Rich and Stoffel held a meeting at Parent's offices at which Mr. Rich advised Mr. Stoffel that, based upon parent's initial due diligence review, Parent was not interested pursuing a transaction with the Company at that particular point. Thereafter, discussions between the parties ceased.

    On September 21, 1998, Mr. Stoffel, then Chairmen of the Company, called Mr. Rich to arrange a meeting. On September 24, 1998, Messrs. Stoffel, and Rich and John H. Rexford, Senior Vice President of Parent met at Parent's offices. At the meeting, Mr. Stoffel suggested to Messrs. Rich and Rexford that Parent should reevaluate a potential acquisition of the Company. Mr. Stoffel briefly updated Messrs. Rich and Rexford on the Company's business and affairs, and at that meeting, Mr. Rich indicated that he would reevaluate the potential for a transaction.

    On October 1, 1998, Messrs. Rich and Rexford contacted Mr. Stoffel and proposed a cash purchase of $16.00 per share. Mr. Stoffel immediately rejected this proposal and indicated that the Company would not be interested in pursuing a transaction at that price.

    On October 6, 1998, at the request of the Parent, Mr. Kiraly and several representatives of Parent met at Parent's offices to review and discuss the financial results and business prospects of the Company. Mr. Kiraly gave Parent's representatives an update on the financial performance of the Company, which included a detailed discussion of the operating results of each of the Company's divisions.

    On the afternoon of October 7, 1998, Mr. Rich asked to meet with Mr. Stoffel. At a meeting that evening, Mr. Rich proposed an offer of $18.00 per share, and later following negotiation, that offer was increased to $19.00 per share. Mr. Stoffel then agreed to submit the proposed $19.00 per Share proposal to the Board. The next morning, following informal discussions with the Board, Mr. Stoffel called Mr. Rexford and indicated that the Board would support a cash purchase price of $19.00 per share subject to the negotiation of a definitive merger agreement.

    On October 9, 1998, Parent's counsel distributed a draft of the Merger Agreement to the Company's counsel. On October 10 and 11, 1998, senior management to the Company met with counsel to the Company and with Donaldson, Lufkin & Jenrette Securities Corporation ("Donaldson, Lufkin & Jenrette") and reviewed the principal provisions of the Merger Agreement.

    On October 12, 1998, the Board met regarding the draft Merger Agreement at a meeting attended by counsel and senior management of the Company and by a representative of Donaldson, Lufkin & Jenrette. At that meeting, counsel and senior management of the Company reviewed the material provisions of the Merger Agreement and answered questions of members of the Board with regard thereto. Thereafter, the Board discussed a variety of issues relating to the structure of the transaction and material features of the Merger Agreement, including conditions of the Offer, provisions relating to the ability of the Company to terminate the Merger Agreement in the event that a third party should make a superior acquisition proposal, matters relating to termination fees and reimbursement of expenses, matters relating to the timing of the proposed transaction, the nature of the representations and warranties that the Company would be obligated to make and covenants concerning the Company's conduct of its business. Following this discussion, the Board gave instructions to its senior management and counsel regarding the continuation of negotiations with the Parent and the Purchaser.

    On October 12-14, 1998, meetings among the representatives of the Company and Parent were held during which negotiations on the Merger Agreement were conducted and additional legal and financial due diligence regarding the Company was conducted by Parent. Negotiations with respect to the Merger Agreement addressed, among other things, the number of Shares to be purchased in the Offer, circumstances under which a termination fee would be payable, the amount of the termination fee, provisions imposing restrictions on the Company's ability to enter into a competing transaction, representations and warranties and conditions of the Offer.

    After these negotiations, Parent's counsel circulated a revised draft of the Merger Agreement on the evening of October 14, 1998, and on October 15, 1998, the negotiation of the Merger Agreement continued.

    On October 15, 1998, Parent's board of directors held a special meeting to discuss the proposed transaction. At the meeting, Parent's representatives reviewed the status of the proposed transaction, the results of Parent's due diligence review and the proposed terms of the Merger Agreement. At the conclusion of the meeting, Parent's board of directors unanimously approved the Offer, the Merger and the Merger Agreement and gave authority to Parent's representatives to finalize negotiations of the Merger Agreement.

    On October 15, 1998, the Board held a special meeting and discussed the status of the negotiations, the proposed terms of the Offer, the Merger and the Merger Agreement and received a report from counsel and senior management of the Company regarding the resolution of the issues previously identified to the Board and matters as to which the Board had given instructions to counsel and senior management. In addition, the Board authorized the retention of Donaldson, Lufkin & Jenrette to render an opinion that the consideration to be received by the holders of the Shares in the Offer and the Merger would be fair to such holders from a financial point of view, and Donaldson, Lufkin & Jenrette was so engaged on October 16, 1998. Following those discussions, the Board then directed its representatives to finalize negotiations relating to the Offer, the Merger and the Merger Agreement.

    On October 16, 1998, the parties concluded their negotiations regarding the Merger Agreement, and over the weekend of October 17-18, 1998, finalized the Merger Agreement and the Stock Tender Agreement.

    On October 18, 1998, the Board held a special meeting and discussed the terms of the Offer, the Merger and the Merger Agreement. At this meeting, Donaldson, Lufkin & Jenrette delivered to the Board its written opinion dated October 18, 1998 to the effect that, based upon and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of the Shares in the Offer and the Merger was fair to such holders from a financial point of view. The Board then unanimously approved the Offer, the Merger and the Merger Agreement (subject to modifications by the appropriate officers of the Company), and determined that the terms of the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of the stockholders of the Company. In addition, determined to recommend that stockholders of the Company to accept the proposed Offer and tender their Shares pursuant to the Offer.

    On October 19, 1998, Parent, the Purchaser, and the Company entered into the Merger Agreement, and Parent, the Purchaser and the Stock Tender Parties entered into the Stock Tender Parties entered into the Stock Tender Agreement. Separate press releases announcing the transaction were issued by Parent and the Company before the opening of the U.S. stock markets on the morning of October 19, 1998.

    On October 22, 1998, Parent and the Purchaser commenced the Offer.

    RECOMMENDATION OF THE BOARD. (a) The Board recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement. In reaching its decision to recommend acceptance of the Offer, the Board determined that the Offer Price and the Merger Consideration are fair to the Company's stockholders and that the Offer and the Merger are in the best interests of the Company and its stockholders and are fair to the stockholders of the Company.

    (b)  REASONS FOR THE TRANSACTION.

    In reaching its conclusions described above, the Board asked for and received information, made certain judgments and considered a number of factors, including, without limitation, the following:

        (i) In reviewing the Offer and the Merger, the Board considered presentations from, and reviewed the terms and conditions of the Offer and the Merger with, senior executive officers of the Company, representatives of its legal counsel and representatives of its financial advisor, Donaldson, Lufkin and Jenrette;

        (ii) In reviewing the Offer and the Merger, the Board also considered, among other things, information with respect to the financial condition, results of operations and business of the Company, on both a historical and prospective basis, and current industry, economic and market conditions. The Board also reviewed the historical market prices, price to earnings multiples and recent trading patterns of the Common Stock and considered the market prices and financial data related to other companies engaged in businesses similar to some or all of the businesses of the Company and the prices and premiums paid, and other terms, in recent acquisition transactions;

       (iii) In connection with its deliberations, the Board considered the results of efforts by the Company's management and members of the Board to solicit other expressions of interest or proposals from third parties with respect to a transaction with the Company;

        (iv) The Board engaged Donaldson, Lufkin & Jenrette to render a fairness opinion in connection with the approval of the Offer and the Merger. Donaldson, Lufkin & Jenrette reviewed various financial and other information and delivered its written opinion to the Board to the effect that, based upon and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of Shares is fair to such holders from a financial point of view. A copy of the opinion of Donaldson, Lufkin & Jenrette is filed as Annex A hereto and is incorporated herein by reference;

        (v) In analyzing the consideration to be received by the Company's stockholders as a result of the Offer and the Merger, the Board noted that $19.00 per share represents a 16.9% premium over the $16.25 per share closing price on The Nasdaq National Market on October 16, 1998, the last full trading day prior to public announcement of the execution of the Merger Agreement, and an 18.8% premium to the average closing price on The Nasdaq National Market for the 20 trading days preceding the public announcement of the execution of the Merger Agreement; in evaluating these premiums, the Board noted that the Company had large cash and investment balances for which premiums are not normally obtained; and

        (vi) In reviewing the Offer and the Merger, the Board noted that the Merger Agreement is structured to accommodate certain unsolicited third-party proposals to acquire the Company and specifically permits the Company to provide information to and negotiate or discuss such proposals if the Board determines, after consultation with and the advice of the Company's financial advisor and legal counsel, that to provide such information or to engage in such negotiations or discussions are consistent with the fiduciary duties of the Board under applicable law; and if a proposal is determined to be superior to the Offer, the Board would be permitted to recommend its approval to the stockholders of the Company, (although the Company's ability to accept competing proposals is subject in certain cases to the obligation to pay Parent a termination fee of $10,000,000 plus all out-of-pocket fees and expenses incurred by the Purchaser and Parent in connection with the Offer and the Merger and the proposed consummation of the transactions contemplated in the Merger Agreement, not in excess of $3,000,000).

    Based upon the foregoing and other factors, the Board determined that the Offer and the Merger were in the best interests of the Company and its stockholders, and approved, by unanimous vote, the Offer, the Merger and the Merger Agreement, and unanimously voted to recommend that stockholders of the Company accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement.

    The foregoing discussion of the information and factors considered by the Company's Board of Directors is not intended to be exhaustive but is intended to include the material factors considered by the directors. In the view of the wide variety of factors considered by the Company's Board of Directors, the directors did not find it practical to, and did not, quantify or otherwise assign relative weight to the specific factors considered and individual directors may have ascribed differing weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to an engagement letter dated October 16, 1998, the Company retained Donaldson, Lufkin & Jenrette for the purpose of rendering its opinion regarding the fairness to the holders of Shares of the consideration to be received by such holders in the Offer and the Merger from a financial point of view, to the Company's stockholders. Contemporaneous with the execution and delivery of this engagement letter, the Company paid Donaldson, Lufkin & Jenrette a retainer fee of $100,000. In addition, at the time that Donaldson, Lufkin & Jenrette notified the Board that it was prepared to deliver its opinion regarding the fairness to the holders of Shares of the consideration to be paid to such holders in the Offer and the Merger from a financial point of view, the Company became obligated to pay an additional sum of $500,000. Finally, in the event that the Company requests an update to the opinion of Donaldson, Lufkin & Jenrette, the Company is obligated to pay an additional $100,000 with respect to each such update. The Company will be obligated to pay these fees to Donaldson, Lufkin & Jenrette regardless of the conclusion reached by that firm with regard to the fairness of the consideration to be received by the holders of Shares in the Offer and the Merger. As a part of its engagement of Donaldson, Lufkin & Jenrette, the Company has agreed to indemnify that firm against certain expenses and liabilities arising in connection with their engagement, including liabilities arising under the Federal securities laws.

    See Item 3(b). "Identity and Background--Potential or Actual Conflicts of Interest--Stoffel Agreement," located at page 13 of this Statement, which discusses obligations of the Company to pay Paul T. Stoffel a fee upon consummation of certain transactions prior to December 31, 2000.

    Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company's stockholders.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) From time to time in the past, the Company has purchased shares of its Common Stock in open market transactions or block trades pursuant to Regulation M as promulgated under the Securities Exchange Act of 1934, as amended, when, in the opinion of the Company's management, conditions exist that make such purchases advantageous to the Company. The Company has effected a number of such repurchases during the 60 days preceding the date hereof. Set forth below is a table listing each such transaction.

           NO. OF SHARES
  DATE      REPURCHASED     PRICE
---------  -------------  ---------
08/19/98         4,250    $  17.601
08/28/98         4,750    $  16.475
08/31/98         5,100    $  15.850
09/01/98        20,000    $  15.250
09/03/98        75,000    $  14.877

           NO. OF SHARES
  DATE      REPURCHASED     PRICE
---------  -------------  ---------
09/03/98         5,100    $  14.877
09/04/98         5,100    $  15.375
09/08/98         7,000    $  15.375
09/09/98         6,300    $  16.000
09/11/98         2,500    $  15.875
           NO. OF SHARES
  DATE      REPURCHASED     PRICE
---------  -------------  ---------
09/18/98         6,100    $  17.250
09/21/98       296,900    $  15.500
09/24/98         8,200    $  15.625
09/25/98         5,000    $  16.500
09/29/98         3,400    $  16.875
           NO. OF SHARES
  DATE      REPURCHASED     PRICE
---------  -------------  ---------
10/01/98         2,000    $  16.500
10/02/98         4,700    $  16.500
10/05/98         3,600    $  16.500
10/06/98         3,600    $  16.500
10/07/98         3,600    $  16.500

    Except for the issuance of shares of Common Stock upon exercise of outstanding options and such repurchases, no transactions in the Common Stock have been effected during the past 60 days by the Company. To the best of the Company's knowledge, no transactions in the Common stock have been effected by an executive officer, director, subsidiary or affiliate of the Company other than those described below.

    On the indicated dates and at the indicated prices, Jerrold L. Morrison, the President and Chief Operating Officer of the Company, purchased in open market transactions the following shares of Common Stock: August 25, 1998: 125 shares at $17.00; August 26, 1998: 775 shares at $17.00; August 29, 1998: 3,000 shares at $16.50; August 31, 1998: 600 and 700 shares at $15.75 and $17.25, respectively; September 1, 1998: 1,000 shares at $15.00; and September 2, 1998:
1,000 shares at $15.375. On August 31, 1998, Harvey V. Braswell, President of the Government Services Division of the Company, purchased 1,200 shares of Common Stock at a price of $16.50 per share in an open market transaction.

    (b) See Item 3(b). "Identity and Background--Potential or Actual Conflicts of Interests--Stock Tender Agreement," located at page 12 of this Statement, which discusses the obligations of Paul T. Stoffel, individually, and Kathryn Ayres Esping, individually and as Independent Executor of the Estate of P.E. Esping and as a Director of the Esping Family Foundation, to tender their Shares pursuant to the Offer. To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules and regulations, each executive officer, director and affiliate of the Company currently intends to tender all shares of Common Stock over which he or she has sole dispositive power to the Purchaser pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as indicated above in Items 3 and 4 with respect to the Offer and the Merger, no discussions or negotiations are being undertaken or are under way by the Company in response to the Offer or the Merger which relate to, or would result in, (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by, or of, the Company, or (iv) any material change in the present capitalization or dividend policy of the Company, other than, pursuant to the Merger Agreement, the Company has agreed not to declare or pay any dividends on its capital stock while the Offer is pending.

    (b) Except as indicated above in Items 3 and 4 hereto in connection with the Offer and the Merger, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which would relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) Information Statement

    The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders as described in Item 3(b), "Identity and Background--The Merger Agreement--Stockholders Meeting" located at page 6 of this Statement.

    (b) Section 203 of the Delaware General Corporation Law

    As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

    In accordance with the Merger Agreement and Section 203, the Board approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

    STATE TAKEOVER LAWS. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

    (d) Antitrust

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements. There may be similar antitrust requirements in other jurisdictions.

    Parent has informed the Company that promptly following the commencement of the Offer, it anticipates filing with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer. The Company anticipates filing, with the same authorities, shortly thereafter, a responsive Premerger Notification and Report Form as required under the HSR Act of companies being acquired. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent, unless both the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parent, the waiting period would be extended for an additional 10 calendar days following substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by court order. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

    Based upon an examination of publicly available information, and information provided to the Company by Parent, relating to the businesses in which Parent and its subsidiaries are engaged, the Company has determined that the Company and Parent both provide similar services in certain geographic areas. Although the Company believes that the Purchaser's acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be. See Item 3(b). "Certain Conditions to the Offer" located at page 10 of this Statement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Agreement and Plan of Merger, dated October 18, 1998, among Parent, the Company and Purchaser** ***

Exhibit 2  Transitional Compensation Agreement, dated October 9, 1998 between the Company and Jerrold L. Morrison**

Exhibit 3  Transitional Compensation Agreement, dated October 9, 1998 between the Company and Harvey Braswell**

Exhibit 4  Transitional Compensation Agreement, dated October 9, 1998 between the Company and Thomas E. Kiraly**

Exhibit 5  Transitional Compensation Agreement, dated October 9, 1998 between the Company and Bernard J. Owens**

Exhibit 6  Agreement, dated October 18, 1998 between the Company and Paul T. Stoffel**

Exhibit 7  Stock Tender Agreement, dated October 19, 1998, by and between Parent, Purchaser and each of Paul T. Stoffel, individually, and Kathryn Ayres Esping, individually and as Independent Executor of the Estate of P.E. Esping and as
           Director of the Esping Family Foundation**

Exhibit 8  Letter dated October 23, 1998, to the stockholders of the Company from the Chief
           Operating Officer of the Company*

Exhibit 9  Opinion of Donaldson Lufkin & Jenrette dated October 18, 1998*

Exhibit    Press Release by the Company, dated October 19, 1998**
10

------------------------

* These documents are included in the materials mailed to stockholders pursuant to the Offer.

** These documents were filed with the Securities and Exchange Commission as exhibits to this Statement, but were not included in the mailing to stockholders. Such documents and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission") at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Such material may also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

*** Schedules to this Agreement have been omitted but description of such schedules may be found in the Agreement where referred to. The Company hereby undertakes to provide copies of such omitted schedules to the staff of the Securities and Exchange Commission upon request.

                                   SIGNATURE

    (AFTER) REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                BRC HOLDINGS, INC.

                                By:           /s/ JERROLD L. MORRISON
                                     -----------------------------------------
                                                Jerrold L. Morrison
                                                PRESIDENT AND CHIEF
                                                 OPERATING OFFICER

Date: October 23, 1998

                                    ANNEX A

         OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION

                                     [LOGO]

                                          October 18, 1998

Board of Directors
BRC Holdings, Inc.
1111 West Mockingbird
Suite 1400
Dallas, TX 75247

Dear Sirs:

    You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of BRC Holdings, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, to be dated as of October 19, 1998 (the "Agreement"), by and among Affiliated Computer Services, Inc. ("Buyer"), ACS Acquisition Corporation ("MergerCo"), a wholly-owned subsidiary of Buyer, and the Company. Pursuant to the Agreement, MergerCo will commence a tender offer (the "Tender Offer") for 51% of outstanding Shares at a price of $19.00 in cash per Share (the "Offer Price"). The Tender Offer is to be followed by a merger (the "Merger") of MergerCo with and into the Company in which the Shares not tendered into the Tender Offer would be converted, subject to certain exceptions, into the right to receive the Offer Price. The Tender Offer, together with the Merger, is referred to herein as the "Transaction".

    In arriving at our opinion, we have reviewed the draft dated October 15, 1998 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management and directors of the Company. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning January 1, 1998 and ending December 31, 2003 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Shares of the Company, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We have been engaged by the Board of Directors of the Company and the Company solely to render an opinion as to the fairness from a financial point of view to the holders of Shares of the consideration to be received by such shareholders pursuant to the Transaction. We have not been engaged to assist in negotiating the financial or other terms of the Transaction or to provide advice as to any particular acquisition proposal. In addition, we were not requested to, nor did we, solicit the interest of any other party in acquiring the Company.

    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us by management of the Company, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Transaction and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transaction. This opinion is for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares pursuant to the Tender Offer or how such stockholder should vote on the proposed Transaction.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Buyer in the past, including acting as comanager for the Buyer's convertible debt offering in March 1998, and has been paid customary fees for such services.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the holders of Shares pursuant to the Transaction is fair to such shareholders from a financial point of view.

                                          Very truly yours,
                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By:          /s/ Tom C. Davis

                                             -----------------------------------
                                                        Tom C. Davis
                                                      MANAGING DIRECTOR

                                    ANNEX B

                             INFORMATION STATEMENT

                               BRC HOLDINGS, INC.
                      1111 W. MOCKINGBIRD LANE, SUITE 1400
                            DALLAS, TEXAS 75247-5014

                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                             ---------------------

    This Information Statement (the "Information Statement") is being mailed on or about October 23, 1998, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock at the close of business on or about October 20, 1998. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to serve on the Company's Board of Directors (the "Board"). The Merger Agreement provides that, at the time Purchaser shall purchase and pay for any Shares, Purchaser shall be entitled to designate the minimum number of directors that will constitute a majority of total number of seats on the Board (including those seats which Purchaser designates directors to fill). This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. See "Change in Board of Directors Upon Consummation of the Offer--Right to Designate Directors; Purchaser Designees."

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the accompanying Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on October 23, 1998. The Offer is scheduled to expire at 12:00 midnight on November 20, 1998, unless Purchaser extends the Offer. The Offer is conditioned on, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a minimum of 8,704,238 shares of Common Stock (approximately 51% of the outstanding shares of Common Stock on a fully diluted basis) (the "Minimum Amount"), and (ii) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. The Offer is also subject to certain other terms and conditions. Upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived (including the tender of at least the Minimum Amount of shares), Purchaser has agreed to purchase the Minimum Amount of shares validly tendered pursuant to the Offer and not withdrawn. In the event that more than the Minimum Amount of shares are validly tendered prior to the Expiration Date and not withdrawn, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept such shares for payment on a pro rata basis, with adjustments to avoid purchase of fractional shares, based upon the number of shares so tendered.

    The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                          CHANGE IN BOARD OF DIRECTORS
                         UPON CONSUMMATION OF THE OFFER

GENERAL

    The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share has one vote. As of October 21, 1998, the Company had 13,720,644 shares outstanding. The number of members that constitutes the entire Board is five members, with one position being vacant. Each director holds office until such director's successor is duly elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

    BOARD REPRESENTATION. The Merger Agreement provides that at the time Purchaser shall purchase and pay for the Shares, Purchaser shall be entitled to designate the minimum number of directors that will constitute a majority of total number of seats on the Board (including those seats which Purchaser designates directors to fill). The Company expects the Purchaser to exercise this right. In furtherance thereof, the Company is obligated to either increase the size of the Board or secure the resignations of such number of incumbent directors, or both, as is necessary to enable the appropriate number of Purchaser's designees to be elected or appointed to the Company's Board. Notwithstanding the foregoing, the Company has the right under the Merger Agreement to have at least two of its current directors remain on the Board. In the event that the Purchaser exercises its right to name a majority of the members of the Board, the Company intends to secure the resignations of two of its current directors, thus retaining two positions on the Board and allowing Purchaser to designate three directors to be elected or appointed to fill the vacancies created by such resignations. The Company's obligation to elect or appoint such designees to the Board is subject to Section 14(f) of the Exchange Act. The Company is required to take all action necessary to effect such election or appointment and to include in this Information Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

    PURCHASER DESIGNEES. Information concerning the Purchaser's designees to serve on the Board (the "Purchaser Designees") is set forth in Exhibit A hereto. Such information was provided by the Purchaser and the Company does not assume any responsibility for the accuracy or completeness thereof. To the best knowledge of the Company, none of the Purchaser Designees beneficially owns any equity securities in the Company.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS

    The names of the Company's current directors, their ages as of October 21, 1998 and certain other information about them are set forth below. As indicated above, it is anticipated that two of the directors of the Company will be requested to resign effective as of the consummation of the Offer. No decision has been made as of the date hereof regarding which of the Company's directors will be asked to resign if the Purchaser exercises its rights to designate persons to serve as members of the Board of Directors. Directors hold office until the next annual meeting of stockholders or until their respective successors have been duly elected and qualified.

    PAUL T. STOFFEL, age 64, has been a director of the Company since March 1989 and is Chairman of the Audit Committee of the Board of Directors. Mr. Stoffel has been Chairman of the Board of Directors of the Company since September 16, 1998. Mr. Stoffel is Chairman of Paul Stoffel Capital Corporation which engages in various public and private investments. He is also a director of Centex Corporation which is engaged in the residential construction and development industry. Mr. Stoffel was Managing Director of Paine Webber, Inc., an investment banking company, from 1979 through 1985.

    L. D. BRINKMAN, age 69, has been a director of the Company since January 1989. Mr. Brinkman serves on the Compensation Committee of the Board of Directors. He has been Chairman of the Board, Chief Executive Officer and President of LDB Corporation since 1970. LDB Corporation owns and franchises Mr. Gatti's restaurants.

    ROBERT E. MASTERSON, age 53, has been a director of the Company since May 1995. Mr. Masterson is Chairman of Service Data Corporation and has served in such capacity since 1991. From 1986 to 1991, Mr. Masterson was owner and President of Masterson Properties, a real estate and investment company. He served as a division President with American Express Company in the travel, corporate card and information services divisions from 1984 to 1986. Prior to that time, Mr. Masterson was President and Chief Executive Officer of First Data Resources, Inc., a subsidiary of American Express which provides data processing services.

    DAVID H. MONNICH, age 67, has been a director of the Company since January 1989, serves on the Audit Committee and is Chairman of the Compensation Committee of the Board of Directors. Mr. Monnich is Chairman and Chief Executive Officer of Crown Steel, Inc. and has served in such capacity since January 1996. Mr. Monnich was President and Chief Executive Officer of DHM Corporation, a private holding company, prior to 1996. Mr. Monnich sought protection under the United States Bankruptcy Code on June 16, 1995 and received a discharge under Chapter 7, thereof, on October 28, 1995.

EXECUTIVE OFFICERS

    Executive officers are elected by the Board of Directors at its annual meeting and subject to the discretion of the Board of Directors, hold office until its next annual meeting or until their successors have been duly elected and qualified. The names of the Company's current executive officers, their ages as of October 21, 1998 and certain other information about them are set forth below.

    JERROLD L. MORRISON, age 43, is President and Chief Operating Officer and has served is such capacity since January 1996. He was Executive Vice President of the Company since February 1, 1995 and also has served as President of BRC Health Care, Inc., a wholly owned subsidiary of the Company, from August 1995 to June 1996. Previously he spent seven years as an executive officer of Newtrend, L.P., a financial products and services company in Orlando, Florida serving as President of the client server division the last two years of that period.

    HARVEY V. BRASWELL, age 53, has been the President of the Government Services Division of the Company since November 1996. Upon joining the Company in January 1996, he served as Vice President of Information Services and Senior Vice President of Operations for the Government Services Division. From 1976 to September 1995, Mr. Braswell held executive management positions with Electronic Data Systems in their Government Systems and Health Care Divisions. Mr. Braswell currently serves on the Board of Directors of the North Carolina Electronics and Information Technologies Association, an organization comprised of executives from technology companies located in North Carolina, which seeks to provide its members a forum for discussing industry trends and issues.

    WILLIAM J. FOSICK, age 51, has been President of The Pace Group, Inc., a wholly-owned subsidiary of the Company, since November 1997. Prior to that time, Mr. Fosick served as a Senior Vice President of The Pace Group, Inc. from 1993 to November 1997. From 1989 to 1993 Mr. Fosick was the general manager of managed care operations with Employer's Health Insurance, a national health insurance provider. Mr. Fosick also currently serves as a member of the Board of Directors of the Mayo Health Plan in Jacksonville, Florida, a health care services provider.

    THOMAS E. KIRALY, age 38, has been the Company's principal financial and accounting officer since December 1988. Mr. Kiraly has held the title of Chief Financial Officer since March 1994. Prior to that time, he served as Vice President of Finance. He formerly was a Senior Management Consultant with

Touche Ross & Co., a predecessor to Deloitte & Touche, a national accounting firm, from May 1985 until December 1988.

    BERNARD J. OWENS, age 52, has been President of the Company's Government Records Management division since July 1996 and has been Executive Vice President of the Company since June 1992. He was President of the Eastern Region from May 1989 to June 1992. He was Vice President of its Northeast Region from 1984 through May 1989.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

    The Board of Directors has established the Audit Committee, the Compensation Committee, and the Nominating Committee to assist the Board of Directors in carrying out its duties.

    The Audit Committee's duties include engaging and discharging the Company's independent auditors; reviewing and approving the engagement of the auditors for audit and non-audit services; reviewing with the independent accountants the fee, scope, and timing of the audit and non-audit services; reviewing the completed audit with the independent accountants regarding their report, the conduct of the audit, any accounting adjustments and recommendations for improving internal controls, and any other significant findings during the audit; meeting periodically with the Company's management, financial staff and auditors to discuss internal accounting and auditing procedures; initiating and supervising any special investigations it deems necessary; and reviewing significant press releases concerning financial matters. The Audit Committee consists of Messrs. Stoffel and Monnich and is chaired by Mr. Stoffel.

    The Compensation Committee periodically reviews the Company's compensation, employee benefit plans, and other fringe benefits paid to or provided for officers and directors of the Company and approves the annual salaries and bonuses of officers of the Company and executive officers of the Company's subsidiaries. The Compensation Committee also selects the employees to whom options may be granted under the Company's option plans and generally administers the option plans. The Compensation Committee consists of Messrs. Brinkman and Monnich and is chaired by Mr. Monnich.

    During 1997 the Board of Directors held three meetings (excluding five actions by unanimous consent). The Audit Committee held one meeting and the Compensation Committee held one meeting during the year. With the exception of Mr. Masterson with respect to his attendance at one meeting, all members of the Board of Directors attended all of their respective board and committee meetings during 1997.

                  BENEFICIAL OWNERSHIP OF THE COMPANY'S STOCK

PRINCIPAL STOCKHOLDERS

    The following table sets forth, as of October 21, 1998, certain information with respect to those persons known to the Company to be the beneficial owners of 5% or more of the outstanding shares of Common Stock of the Company.

NAME AND ADDRESS OF                                                                                     PERCENT OF
BENEFICIAL OWNER                        NUMBER OF SHARES(1)       NATURE OF BENEFICIAL OWNERSHIP         CLASS(2)
--------------------------------------  -------------------  ----------------------------------------  -------------
Kathryn A. Esping, ...................        2,833,032(3)   Sole voting and investment power                 20.2%
  individually and as Independent               127,858(3)   Shared voting and investment power                0.9%
  Executor for the Estate of P.E.
  Esping
  4330 Bordeaux
  Dallas, TX 75205

First Pacific Advisors, Inc. .........        1,388,000(4)   Shared voting and investment power               10.1%
  11400 West Olympic Blvd.,                     124,000(4)   Shared investment power                           0.9%
  Suite 1200,
  Los Angeles, CA 90064

Wallace R. Weitz & Co. ...............          738,800(5)   Sole voting and investment power                  5.4%
  1125 South 103rd Street,
  Suite 600,
  Omaha, NE 68124

Wanger Asset Management, L.P., .                711,600(6)   Shared voting and investment power                5.2%
  Wanger Asset Mgmt., Ltd.,
  227 West Monroe,
  Suite 3000,
  Chicago, IL 60606

------------------------

(1) All are shares of Common Stock.

(2) Based on 13,720,644 shares of Common Stock outstanding on October 21, 1998 and the number of shares, if any, as to which the named person has the right to acquire beneficial ownership upon the exercise of such person's options.

(3) According to information provided by Mrs. Esping and contained in a statement on Schedule 13D dated July 24, 1998 and filed with the Securities and Exchange Commission, Mrs. Esping, in her capacity as Independent Executor of the Estate of P.E. Esping, holds 2,528,516 shares of Common Stock. Mrs. Esping also may be deemed to be the beneficial owner of 300,000 shares of Common Stock which are issuable upon the exercise of presently exercisable stock options, 4,516 shares of Common Stock in the Company 401(k) plan and 127,858 shares held of record by the Esping Family Foundation of which Mrs. Esping is a Director; such shares are included in the figures noted in the table.

(4) Based upon information contained in the statement on Schedule 13G (and after giving effect to the 100% stock dividend of the Company effective April 6, 1998 for record holders as of March 20, 1998 (the "April Stock Dividend")) dated February 11, 1993 as amended through Amendment No. 6 dated February 9, 1998 filed with the Securities and Exchange Commission by First Pacific Advisors, Inc., First Pacific Advisors, Inc. is an investment advisor acting as record holder for institutional investors, including investment companies and pension funds. First Pacific Advisors, Inc. has indicated that it believes it shares voting and disposition authority with its clients by reason of the contractual arrangements it has with those parties. First Pacific Advisors, Inc. has advised the Company that, by virtue of a contract with a specific client, it has no voting authority with respect to 124,000 of the aggregate shares shown in the table above.

(5) Based upon information contained in a statement on Schedule 13G (and after giving effect to the April Stock Dividend) dated February 7, 1990 filed with the Securities and Exchange Commission by Wallace R. Weitz & Company and amended through Amendment No. 7 dated February 11, 1998.

(6) Based upon information contained on Schedule 13G (and after giving effect to the April Stock Dividend) dated March 5, 1998 filed with the Securities and Exchange Commission by Wanger Asset Management, Ltd., for itself and as general partner for Wanger Asset Management, L.P. ("WAM"). WAM is an investment company registered under the Investment Company Act of 1940. The shares reported have been acquired on behalf of discretionary clients of WAM.

BENEFICIAL OWNERSHIP BY EXECUTIVE OFFICES AND DIRECTORS

    The following table sets forth, as of October 21, 1998, certain information with respect to the Company's shares of Common Stock beneficially owned by (i) each of the current directors, (ii) each of the executive officers of the Company named in the Summary Compensation Table below (excluding Mr. Esping), and (iii) all of the executive officers and directors of the Company as a group.

                                                                                                        PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER       NUMBER OF SHARES(1)     NATURE OF BENEFICIAL OWNERSHIP        CLASS(2)
-----------------------------------------  -------------------  -------------------------------------  -------------
L.D. Brinkman............................           54,000(3)   Sole voting and investment power               0.4%

Robert E. Masterson......................           24,200(4)   Sole voting and investment power               0.2%

David H. Monnich.........................           24,000(5)   Sole voting and investment power               0.2%

Paul T. Stoffel..........................          331,460(6)   Sole voting and investment power               2.4%

Jerrold L. Morrison......................          328,699(7)   Sole voting and investment power               2.3%

Bernard J. Owens.........................          151,108(8)   Sole voting and investment power               1.1%

William J. Fosick........................           47,128(9)   Sole voting and investment power               0.3%

Harvey V. Braswell.......................           41,098(10)  Sole voting and investment power               0.3%

All directors and officers as a group (9
  persons)...............................        1,128,993(11)  Sole voting and investment power               7.8%

------------------------

 (1) All are shares of Common Stock.

 (2) Based on 13,720,644 shares of Common Stock outstanding on October 21, 1998 and the number of shares, if any, as to which the named person has the right to acquire beneficial ownership upon the exercise of such person's options.

 (3) Represented by 30,000 shares of Common Stock which Mr. Brinkman is the record holder and 24,000 shares issuable under options which are presently exercisable. Excludes 36,000 shares subject to options that are not currently, nor within 60 days, exercisable, but that will become exercisable upon consummation of the Offer.

 (4) Represented by 200 shares of Common Stock for which Mr. Masterson is the record holder and 24,000 shares issuable under stock options which are presently exercisable. Excludes 36,000 shares subject to options that are not currently, nor within 60 days, exercisable, but that will become exercisable upon consummation of the Offer.

 (5) Represented by 24,000 shares issuable under stock options which are presently exercisable. Excludes 36,000 shares subject to options that are not currently, nor within 60 days, exercisable, but that will become exercisable upon consummation of the Offer.

 (6) Represented by 307,460 shares of Common Stock for which Mr. Stoffel is the record holder and 24,000 shares issuable under stock options which are presently exercisable. Excludes 36,000 shares subject to options that are not currently, nor within 60 days, exercisable, but that will become exercisable upon consummation of the Offer.

 (7) Represented by 9,800 shares of Common Stock for which Mr. Morrison is the record holder, 316,667 shares issuable under stock options which are presently exercisable and 2,232 shares which are held on Mr. Morrison's behalf by the Company 401(k) plan. Excludes 73,333 shares that are subject to options that are not currently, nor within 60 days, exercisable, but that will become exercisable upon consummation of the Offer.

 (8) Represented by 25,040 shares of Common Stock for which Mr. Owens is the record holder, 124,000 shares issuable under options which are presently exercisable and 2,068 shares which are held on Mr. Owens' behalf by the Company 401(k) plan. Excludes 90,000 shares that are subject to options that are not currently, nor within 60 days, exercisable, but that will become exercisable upon consummation of the Offer.

 (9) Represented by 36,728 shares of Common Stock for which Mr. Fosick is the record holder and 10,400 shares issuable under options which are presently exercisable. Excludes 55,600 shares that are subject to options that are not currently, nor within 60 days, exercisable, but that will become exercisable upon consummation of the Offer.

 (10) Represented by by 2,400 shares of Common Stock for which Mr. Braswell is the record holder, 38,335 shares issable under options which are presently exercisable or will become exercisable within 60 days and 363 shares which are held on Mr. Braswell's behalf by the Company 401(k) plan. Excludes 111,665 shares that are subject to options that are not currently, nor within 60 days, exercisable, but that will become exercisable upon consummation of the Offer.

 (11) Includes 705,402 shares subject to employee stock options that are presently exercisable, or will become exercisable within sixty days.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act, requires the Company's directors and executive officers and persons who own more than 10% of the Company's Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors, and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 1997 all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.

                           COMPENSATION OF DIRECTORS

    Each director who is not an officer of the Company or a subsidiary receives an annual fee of $8,000 plus $500 for each Board of Directors or Committee meeting attended. In addition, Committee chairmen who are not officers of the Company or a subsidiary receive an annual fee of $1,000.

                       COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

    The following table sets forth certain information regarding compensation paid during each of the Company's last three fiscal years to the Company's former Chief Executive Officer, each of the Company's four most highly compensated executive officers, and one individual who would have been one of the Company's four most highly compensated officers had there not been a change in his status as an officer of the Company. The determination of total compensation is based on salary, bonuses, and other cash compensation earned during fiscal 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM COMPENSATION
                                                                          -----------------------------------
                                                                                   AWARDS
                                         ANNUAL COMPENSATION              -------------------------   PAYOUTS
                               ----------------------------------------                 SECURITIES    -------
                                                           OTHER ANNUAL   RESTRICTED    UNDERLYING     LTIP      ALL OTHER
NAME AND              FISCAL                               COMPENSATION     STOCK      OPTIONS/SARS   PAYOUTS   COMPENSATION
PRINCIPAL POSITION     YEAR    SALARY ($)   BONUS ($)(1)      ($)(5)       AWARD(S)      (#)(11)        ($)        ($)(9)
--------------------  ------   ----------   ------------   ------------   ----------   ------------   -------   ------------
P. E. Esping(2) ....   1997     257,692            --             --          --              --         --        3,325
  Chairman and Chief   1996     250,000            --             --          --              --         --        3,150
  Executive Officer    1995     265,000            --             --          --         150,000         --        3,150

Morrison, Jerrold      1997     250,000(7)     75,000(8)          --          --              --         --        3,325
  L. ...............   1996     249,039            --         49,610          --          50,000         --        1,393
  President and        1995      69,308(4)     37,000          9,664          --         125,000         --          969
  Chief Operating
  Officer

Pace, Ray(3) .......   1997     170,289       186,299             --          --              --         --        1,425
  President, The       1996      59,916(4)         --             --          --         135,000         --           --
  Pace Group           1995          --            --             --          --              --         --           --

Owens, Bernard .....   1997     200,000        96,813(8)          --          --              --         --        3,325
  Executive Vice       1996     200,000       104,205(6)          --          --              --         --        3,150
  President            1995     200,000            --             --          --          25,000         --        3,150

Fosick,                1997     133,096       146,000             --          --              --         --        1,354
  William(3) .......   1996      49,320(4)     10,001             --          --          13,000         --           --
  President, The       1995          --            --             --          --              --         --           --
  Pace Group

Braswell, Harvey ...   1997     164,942(10)   102,772(8)         257          --              --         --        2,759
  President,           1996     114,462        50,000(6)      54,607          --          30,000         --        2,045
  Government           1995          --            --             --          --              --         --           --
  Services Division

------------------------------

 (1) Unless otherwise noted, reflects bonus earned during the fiscal year but paid during the next year.

 (2) Mr. Esping died on June 30, 1998. Mr. Stoffel was elected Chairman of the Board on September 16, 1998.

 (3) Mr. Pace resigned from his position as President of The Pace Group on November 10, 1997 and has been included in the table in that he would have been listed as one of the Company's four most highly compensated executive officers for fiscal year 1997 had there not been a change in his officer status. Mr. Fosick succeeded Mr. Pace as President of The Pace Group on November 10, 1997.

 (4) Reflects compensation for only a portion of the fiscal year paid to the listed individual as measured from the date of commencement of the individual's employment by the Company through the end of the fiscal year. Mr. Morrison became employed by the Company on February 1, 1995. Mr. Pace and Mr. Fosick became employed by the Company on September 5, 1996.

 (5) Reflects compensation associated with relocation expenses.

 (6) With respect to Mr. Owens, of the total amount, $42,393 was paid in March 1997 for performance during 1996, the remainder was paid during the 1996 fiscal year. With respect to Mr. Braswell, of the total amount $25,000 was paid in March 1997 for performance during 1996, the remainder was paid during the 1996 fiscal year.

 (7) Effective January 1, 1998, Mr. Morrison's base salary was increased to $275,000 per year.

 (8) With respect to Mr. Owens, of the total amount, $47,312 was paid in February 1998 for performance during 1997, the remainder was paid during the 1997 fiscal year. With respect to Mr. Braswell, of the total amount $54,437 was paid in February 1998 for performance during 1997, the remainder was paid during the 1997 fiscal year. With respect to Mr. Morrison, of the total amount, $18,750 was paid in March 1998 for performance during 1997, the remainder was paid during the 1997 fiscal year.

 (9) Amounts represent Company contributions to the Company's 401(k) Plan on the behalf of the listed individuals.

(10) Effective March 1, 1998, Mr. Braswell's base salary was increased to $200,000 per year.

(11) Amounts give effect to the April Stock Dividend.

OPTION GRANTS DURING 1997 FISCAL YEAR

    There were no grants of stock options or stock appreciation rights during the fiscal year ended December 31, 1997 to the named executives.

OPTION EXERCISES DURING 1997 FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

    The following table provides information related to options and warrants exercised by the named executive officers during the 1997 fiscal year and the number and value of options held at fiscal year end. The Company does not have any outstanding stock appreciation rights.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR END OPTION/SAR VALUES

                                                                                                  VALUE OF UNEXERCISED
                                                                      NUMBER OF SECURITIES            IN-THE-MONEY
                                                                     UNDERLYING UNEXERCISED          OPTIONS/SAR'S
                                                                         OPTIONS/SAR'S             AT FISCAL YEAR-END
                                                                   AT FISCAL YEAR-END (#)(3)           ($)(2)(3)
                             SHARES ACQUIRED          VALUE        --------------------------  --------------------------
NAME                         ON EXERCISE (#)     REALIZED ($)(1)   EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-------------------------  -------------------  -----------------  -----------  -------------  -----------  -------------
P. E. Esping(4)..........          --                  --             200,000        100,000      150,000         75,000
Morrison, Jerrold L......          --                  --             199,998        150,002      441,664        283,336
Pace, Ray................          --                  --              90,000        180,000      585,000      1,170,000
Owens, Bernard...........          --                  --             107,334         16,666      395,000         12,500
Fosick, William..........          --                  --               8,668         17,332       56,344        112,660
Braswell, Harvey.........          --                  --              19,166         40,834        3,126          9,376

------------------------

(1) Value is calculated based on the difference between the option exercise price and the closing market price of the Common Stock on the date of exercise multiplied by the number of shares to which the exercise relates.

(2) The closing price for the Company's Common Stock as reported by The Nasdaq Stock Market as of December 31, 1997 was $19.125 (after giving effect to the April Stock Dividend). Value is calculated on the basis of the difference between the option exercise price and $19.125 (after giving effect to the April Stock Dividend) multiplied by the number of shares of Common Stock underlying the option.

(3) Amounts give effect to the April Stock Dividend.

(4) Does not reflect acceleration of exercisability on Mr. Esping's death.

        CERTAIN TRANSACTIONS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

TRANSITION AGREEMENTS

    See Item 3(b). "Identity and Background--Potential or Actual Conflicts of Interest--Transition Agreements," located on page 12 of Schedule 14D-9, for a description of the Transition Agreement.

STOCK TENDER AGREEMENT

    See Item 3(b). "Identity and Background--Potential or Actual Conflicts of Interest--Stock Tender Agreement," located on page 12 of Schedule 14D-9, for a description of the Stock Tender Agreement.

STOFFEL AGREEMENT

    See Item 5. "Persons Retained, Employed or to Be Compensated," located on page 17 of Schedule 14D-9, for a description of an the Stoffel Agreement.

                                                                       EXHIBIT A

                              PURCHASER DESIGNEES

    Set forth below are the name, current business address, present principal occupation and employment history (covering a period of not less than five years) of each Purchaser Designee. Unless otherwise indicated, each such person's business address is 2828 North Haskell, Dallas, Texas 75204. All persons listed below are citizens of the United States of America.

                                                      PRESENT PRINCIPAL OCCUPATION AND
          NAME                                 MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
------------------------  ----------------------------------------------------------------------------------------
Jeffrey A. Rich           Mr. Rich, age 38, has served as President and Chief Operating Officer of Parent since
                          April 1995 and as a director since August 1991. Mr. Rich joined Parent in 1989 as Senior
                          Vice President and Chief Financial Officer and was named Executive Vice President in
                          1991. Mr. Rich is also the President and a director of the Purchaser. Prior to joining
                          Parent, Mr. Rich served as a Vice President of Citibank N.A. from March 1986 through
                          June 1989, and also served as an Assistant Vice President of InterFirst Bank Dallas,
                          N.A. from 1982 until March 1986.
David W. Black            Mr. Black, age 36, has served as Executive Vice President, Secretary and General Counsel
                          and as a director of Parent since May 1995. Mr. Black joined Parent in February 1995 as
                          Associate General Counsel. Mr. Black is also the Secretary and a director of the
                          Purchaser. Prior to joining Parent, Mr. Black was an attorney engaged in private practice in Dallas from 1986 through January 1995.
Henry G. Hortenstine      Mr. Hortenstine, age 54, has served as Executive Vice President of Parent since March
                          1995, as Group President of ACS Technology Solutions Group since April 1998 and as a director since September 1996. Mr. Hortenstine is also a director of the Purchaser.
                          Prior to that time, he served as Senior Vice President--Business Development from July
                          1993 to March 1995. Mr. Hortenstine was engaged by Parent as a consultant providing various business and corporate development services from 1990 to July 1993. Prior to that, he was Senior Executive Vice President of Lomas Mortgage USA, a subsidiary of
                          Lomas Financial Corporation, from 1987 to 1989.
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